UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

AMENDMENT NO. 1

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended July 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A (this “Amendment”) filed by EZGO Technologies Ltd. (the “Company”) amends the Company’s report on Form 6-K (the “(the “Original Form 6-K”), which included the Company’s unaudited Condensed Consolidated Interim Financial Statements as of, and for the six-month ended March 31, 2025 and 2024, filed with the U.S. Securities and Exchange Commission on June 30, 2025.

The Company is furnishing this Amendment in order to amend certain the following information:

-	To amend the title of Exhibit 99.1,

-	To amend the sections titled “Liquidity and Capital Resources,” “Cash Flows,” “Tabular Disclosure of Contractual Obligations - Recent accounting standards” in Exhibit 99. 1,

-	To amend the Unaudited Interim Condensed Consolidated Statements Of Cash Flows and footnotes 2, 10, 17 and 19 in Exhibit 99.2, and

-	To include the press release titled “EZGO Announces Financial Results For The Six Months Ended March 31, 2025” as Exhibit 99.3.

No other portion of the Original Form 6-K is being amended hereby.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EZGO Technologies Ltd. (the “Company”) is filing its unaudited financial results for the six months ended March 31, 2025 and to discuss its recent corporate developments. Attached as exhibits to this Report on Form 6-K are:

●	the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2025 and 2024 as Exhibit 99.1;

●	the unaudited interim condensed consolidated financial statements and related notes as Exhibit 99.2;

●	the press release titled “EZGO Announces Financial Results For The Six Months Ended March 31, 2025” as Exhibit 99.3; and

●	interactive data file disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

This report shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-272011 and 333-263315) and Form S-8 (File No. 333-285024), and shall be considered a part of each such registration statement from the date of filing, to the extent not superseded by documents or reports subsequently filed or furnished.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the exhibits hereto contain “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent the Company’s beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in the Company’s forward-looking statements, including with respect to correct measurement and identification of factors affecting the Company’s business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which the Company’s business strategy is based or the success of the Company’s business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, the Company’s performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed more fully under the caption “Risk Factors” as well as other risks and factors identified from time to time in the Company’s SEC filings.

Exhibit Index

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2025 and 2024
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2025 and 2024
99.3	Press Release - EZGO Announces Financial Results For The Six Months Ended March 31, 2025
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: July 1, 2025

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